AB 5/12

UNI'
SECURITIES AND 08031479
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL SOLUTIONS DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 TAMAL VISTA BLVD. SUITE 230
(No. and Street)

CORTE MADERA (City) CA (State) 94925 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK WILLIAMS 408-206-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 05 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANTHONY MATUSICH CPA, INC.
(Name – *if individual, state last, first, middle name*)

901 CAMPISI WAY SUITE 205 (Address) CAMPBELL (City) CA (State) 95008 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL SOLUTIONS DISTRIBUTORS, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of February (Month), 2008 (Year), by
(1) Mark Williams (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (✓)
(and
(2) N/A (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

LEANNE L. RIVAS
Commission # 1639156
Notary Public - California
Santa Clara County
My Comm. Expires Jan 17, 2010

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Anthony Matusich CPA, Inc.
A Professional Accountancy Corporation

901 Campisi Way, Suite 205
Campbell, CA 95008

Phone: 408-395-9515
Fax: 408-377-9520

INDEPENDENT AUDITORS' REPORT

To the Managing Members of Capital Solutions Distributors, LLC

We have audited the accompanying statements of financial condition of Capital Solutions Distributors, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity and cash flows for the years ended December 31, 2007 and 2006 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Capital Solutions Distributors, LLC as of December 31, 2007 and 2006, and the result of its operations and its cash flow for the years ended December 31, 2007 and 2006, in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Anthony Matusich CPA, Inc.

February 22, 2007

CAPITAL SOLUTIONS DISTRIBUTORS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 23,733	$ 93,206
Commissions receivable (net of allowance for doubtful accounts, zero)	189,697	81,771
Other current assets	10,208	11,502
Total current assets	223,638	186,479
PROPERTY AND EQUIPMENT, Net (Note 2)	3,739	3,693
TOTAL ASSETS	$ 227,377	$ 190,172
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 28,328	$ 23,750
Accounts payable - parent	400	13,334
Accrued expenses	5,747	-
Accrued franchise tax payable	6,800	-
Lease payable - short term	-	821
Total liabilities	41,275	37,905
COMMITMENTS AND CONTINGENCIES (Note 3)		
MEMBERS' EQUITY	186,102	152,267
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 227,377	$ 190,172

See notes to financial statements.

END